Exhibit 99.1

21Vianet Group Inc. Announces US$200 Million Share Repurchase Program

BEIJING, June 30, 2016 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that its board of directors (the “Board”) has authorized a US$200 million share repurchase program.

The Board has authorized, but not obligated, to repurchase up to an aggregate of US$200 million of its own outstanding shares within the next 12 months. The share repurchases may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18 plans, in privately negotiated transactions, in block trades or legally permissible ways from time to time depending on market conditions and in accordance with applicable rules and regulations.

The Board will review the share repurchase program periodically, and may authorize adjustments to its terms and size. The Company plans to fund repurchases made under this program from its available cash balance.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, content delivery network services, consumer broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Qing Liu

+86 10 8456 2121 – ext 1313

IR@21Vianet.com

ICR, Inc.

Xueli Song

+86 10 6583 7518

IR@21Vianet.com